Victory Marine Holdings Corp.

555 NE 34th St., Suite 1207

Miami, FL 33137

February 6, 2019

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Attention: Kathryn McHale

Re: Victory Marine Holdings Corp

Request to Withdraw Offering Statement Regulation A - Amendment

File No. 024-10861

Dear: Ms. McHale

Pursuant to the Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Victory Marine Holdings Corp., a Nevada corporation (the “Company”), hereby respectfully request that the Securities and Exchange Commission (the ”Commission”) consent to the withdrawal, effective as of the date hereof, of the Offering Statement Regulation A – Amendment to the Offering Statement 1/A (ACCESSION NUMBER: 0001264931-18-000163), filed on December 28, 2018.

Due to an inadvertent tagging error. The filing was tagged as “[Amend] Offering Statement [Regulation A]”, should have been tagged “1/A POS” per the Notice of Qualification.

Please send copies of any written order granting withdrawal of the Offering Statement or should you have any questions please contact outside counsel, Brett Verona via email at brett@theveronafirm.com or via phone at 813 258-0852.

Very truly yours,

Victory Marine Holdings Corp.

By:/s/ Orlando Hernandez
Name: Orlando Hernandez
Chief Executive Officer